DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-6341

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

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02060981

December [illegible], 2002

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

DEC 04 2002

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Summary in English of the letter to the National Commission of the Securities Market of Spain, dated December 4, 2002.

II. Summary in English of the Annex to the above letter, a press release titled, "FCC Creates FLIGHTCARE to Consolidate its Presense in the Handleing Sector".
-Copy of the Press Release

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6341.

Nicole Chao
Legal Assistant

Attachment
cc w/ att: Iñigo Morenés
cc w/o att: Ricardo Jiménez Hernández
Andrés Gil

dlw 1/10

Securities and Exchange Commission File No. 82-3743

I. Summary in English of the letter to the National Commission of the Securities Market of Spain, dated December 4, 2002.

Attached please find a press release that has been issued to the media, regarding the constitution of our new branch of airport services, Flightcare.

Securities and Exchange Commission File No. 82-3743

II. Summary in English of the Annex to the above letter.

"FCC Creates Flightcare to Consolidate its Presence in the Handleing Sector"

Flightcare is the first Spanish Operator in the European Union. Europe and the Middle East will be the primary markets of the new company. This project encompasses the expansion and internationalization policy of the FCC group in regards to the service area, as well as being proof of the company's affinity in provide quality and efficiency to its present and future clients.

The new company has a starting capital of 25 million Euros and 48 million Euros in total assets. Currently it serves more that 100 companies around the world and counts on a staff of 3,500, which attend nearly 36 million passengers a year. During the year 2002, Flightcare will assist more than 160,000 flights.

In addition, Flightcare has caused a strategic alliance with the Turkish operator Celebi. The companies will interchange personal, with the means of improving many areas such as quality control, environmental, and the prevention of work related risks.

Securities and Exchange Commission File No. 82-3743

FCC CREA FLIGHTCARE PARA CONSOLIDAR SU PRESENCIA EN EL SECTOR DE HANDLING

- ***Flightcare es el primer operador español de la Unión Europea***
- ***Europa y Oriente Próximo serán los mercados prioritarios de la nueva compañía***

4 de diciembre de 2002.- Fomento de Construcciones y Contratas ha presentado hoy Flightcare como su nueva marca para operar en el sector del handling.

Este proyecto se engloba en la política de expansión e internacionalización emprendida por el Grupo FCC en el área de servicios y es una prueba más del afán de la compañía por proporcionar eficacia y calidad a sus clientes actuales y futuros.

La creación de una marca única y de una compañía única que aglutina todas las actividades de FCC en handling permitirá profundizar en la estrategia de desarrollo en los servicios que constituyen, junto a Construcción y Cemento uno de los pilares estratégicos del Grupo.

Según el presidente de FCC, Marcelino Oreja: *"Flightcare reflejará las principales características del Grupo: dinamismo en su actividad, consolidación rápida en el mercado por la calidad del servicio y ritmo sostenido de crecimiento, todo ello para convertirse en un operador global en España y resto de Europa".*

La nueva compañía nace con un capital social de 25 millones de Euros y unos activos totales de 48 millones de Euros. En la actualidad presta servicio a más de 100 compañías aéreas de todo el mundo y cuenta con 3.500 empleados que atienden a cerca de 36 millones de pasajeros al año. Durante el año 2002 Flightcare asistirá a más de 160.000 vuelos ponderados.

Para el año 2003 Flightcare prevé que su facturación supere los 200 millones de Euros.

En el área de carga, Flightcare tiene una destacada posición y espera cerrar el año con más de 200.000 toneladas.

En Bruselas, donde FCC opera en solitario desde octubre de 2002 con el nombre Belgian Ground Services (BGS), Flightcare es líder en el mercado belga, uno de los de mayor potencial de Europa. En este aeropuerto, Flightcare atiende a 16 millones de pasajeros y cuenta con 1.500 empleados.

Con estas cifras, Flightcare es el primer operador español de servicios de handling de la Unión Europea.

El contrato de Bruselas sirve, además, de plataforma de lanzamiento para la compañía en el resto de Europa así como en cuantas oportunidades interesantes se presenten en los mercados emergentes.

Prueba de este compromiso, Flightcare ha suscrito una alianza estratégica con el operador turco Çelebi por el que las dos compañías intercambiaran personal para formación y perfeccionamiento, cooperarán en las áreas de calidad, gestión medioambiental y prevención de riesgos laborales así como realizarán actuaciones conjuntas en relación con proveedores y suministradores.

Rafael Montes, vicepresidente del grupo y responsable directo del área de servicios de la que depende Flightcare añadió que *"ante las nuevas licitaciones que se convoquen en España y los nuevos proyectos internacionales que puedan surgir en adelante, FCC tiene la intención de concurrir a través de Flightcare".*

Una compañía experta

FCC comenzó a prestar servicios de asistencia en tierra a aeronaves en el año 1994 tras obtener la licencia para operar en el aeropuerto de Las Palmas de Gran Canaria. Desde ese año y hasta la actualidad, FCC ha operado a través de una alianza con Air Europa bajo las marcas Eurohandling e Iberhandling.

Flightcare convivirá con Eurohandling hasta el final de las nueve concesiones que tienen actualmente en vigor: Barcelona, Bilbao, Fuerteventura, Lanzarote, Las Palmas, Málaga, Santiago, Sevilla y Valencia.

En el área de carga, FCC ha desarrollado una intensa actividad mediante la adquisición en 2001 de los activos de Aldeasa – Ogden de los aeropuertos de Madrid y Barcelona.

FCC es el primer grupo español gestor de servicios públicos. Durante los nueve primeros meses del año, el importe de la cifra de negocio del grupo ascendió a 4.037 millones de euros, el 6,3% más que en el mismo periodo del año anterior. El beneficio neto de la compañía creció en este periodo el 14,4% hasta los 201,4 millones de Euros respecto a los nueve primeros meses del año 2001. A septiembre, FCC daba empleo a 55.275 personas.